

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2011

George R. De Heer
Chief Financial Officer (Principal Accounting Officer)
1110 W. Commercial Blvd.
Suite 100
Fort Lauderdale, FL 33309

> **Re:** **Universal Insurance Holdings, Inc.**
> **Item 4.02 Form 8-K**
> **Filed February 23, 2011**
> **File No. 001-33251**

Dear Mr. De Heer:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Tabatha Akins
Staff Accountant